FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Fasenra receives positive EU CHMP opinion for self

1 July 2019 07:00 BST

Fasenra receives positive EU CHMP opinion for self-administration and the new Fasenra pen, a pre-filled, single-use auto-injector

AstraZeneca today announced that the European Medicines Agency's Committee for Medicinal Products for Human Use (CHMP) has issued a positive opinion to add a self-administration option for Fasenra(benralizumab) and a new delivery method as a pre-filled, single-use auto-injector (the Fasenra pen) to the medicine's product information in the European Union.

The CHMP opinion can be implemented without the need for a European Commission decision due to the nature of the Type-II label variation.

The positive opinion for self-administration and the Fasenra pen is supported by the Phase III GREGALE and GRECO trials, and the Phase I AMES trial, respectively. The safety and tolerability of Fasenra in these trials were consistent with the known profile of the medicine.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Fasenra is the only respiratory biologic medicine that can be administered every eight weeks after the initial loading-dose period, and this positive opinion means we are closer to offering Fasenra in a way that is even more convenient for many patients. We hope self-administration and the Fasenra pen will play important roles in helping physicians make treatment with biologic medicines accessible to more people with severe eosinophilic asthma."

AstraZeneca anticipates a regulatory decision by the US Food and Drug Administration (FDA) on self-administration and the new pre-filled, single-use auto-injector device in the second half of 2019. Fasenra is currently approved as an add-on maintenance treatment for severe eosinophilic asthma in the US, EU, Japan and other countries.

About self-administration and the Fasenra pen
Fasenra will be available as both a fixed 30mg subcutaneous injection via a pre-filled, single-use syringe or the Fasenra pen, both with a thin 29-gauge needle, administered once every four weeks for the first three doses, and once every eight weeks thereafter.

The new Fasenra pen enables patients and caregivers to administer the medicine via a simple two-step process. The device includes a viewing window and audible clicks at the start and end of the injection to guide patients with successful administration.

About the GREGALE, GRECO and AMES trials
GREGALE is a Phase III, multicentre, open-label, 28-week, functionality, reliability and performance trial of 30mg Fasenra administered subcutaneously (SC) every four weeks in clinic and at home through week 16 with a pre-filled syringe in 120 adult patients with severe, uncontrolled asthma.1 The majority of patients and caregivers successfully administered Fasenra at home using a pre-filled syringe at week 12 (98%) and week 16 (99%). The majority of returned pre-filled syringes (99%) used to administer at home were considered functional at week 12 and week 16.

GRECO is a Phase III multicentre, open-label, 28-week trial designed to assess patient- or caregiver-reported functionality, performance and reliability of a pre-filled auto-injector device with a fixed 30mg dose of Fasenra administered SC every four weeks in clinic and in an at-home setting in 120 adults with severe, uncontrolled asthma.2 The majority (97%) of at-home administrations by patients or caregivers were successful at week 12 and week 16 and nearly all (96%) returned pre-filled auto-injector devices used to administer Fasenra at home were evaluated as functional at week 12 and week 16. The majority (97%) of at-home administrations by patients or caregivers were successful at week 12 and week 16. Nearly all (96%) returned auto-injector devices used to administer Fasenra at home were evaluated as functional at week 12 and week 16.

AMES is a multicentre, randomised, open-label, parallel group Phase I trial in healthy subjects to compare the pharmacokinetic (PK) exposure following single 30mg SC administration of Fasenra by using pre-filled syringe or pre-filled auto-injector devices.3 Fasenra PK exposure was comparable following SC administration via a pre-filled syringe or a pre-filled auto-injector. Eosinophils were rapidly depleted in patients from both device groups.

The safety profile in all three trials was similar to previous trials, with no new or unexpected safety findings. The most common adverse events observed in each trial were: GRECO - viral upper respiratory tract infection, asthma, upper respiratory tract infection, headache; GREGALE - nasopharyngitis, upper respiratory tract infection, headache, sinusitis; AMES - nasopharyngitis, headache, oropharyngeal pain.1,2,3

About Fasenra
Fasenra (benralizumab) is a monoclonal antibody that binds directly to IL-5 receptor alpha on eosinophils and attracts natural killer cells to induce rapid and near-complete depletion of eosinophils via apoptosis (programmed cell death).19,20

Fasenra is AstraZeneca's first respiratory biologic, now approved as an add-on maintenance treatment in severe, eosinophilic asthma in the US, EU, Japan and several other countries, with further regulatory reviews ongoing. Fasenra is also in development for severe nasal polyposis, other eosinophilic diseases, and chronic obstructive pulmonary disease. The FDA granted Orphan Drug Designation for Fasenra for the treatment of eosinophilic granulomatosis with polyangiitis (EGPA) in November 2018 and hypereosinophilic syndrome (HES) in February 2019.

Fasenra was developed by AstraZeneca and is in-licensed from BioWa, Inc., a wholly-owned subsidiary of Kyowa Hakko Kirin Co., Ltd., Japan.

About AstraZeneca in respiratory diseases
Respiratory is one of AstraZeneca's three therapy areas, and our medicines reached more than 18 million patients as maintenance therapy in 2018. AstraZeneca's aim is to transform asthma and COPD treatment through inhaled combinations at the core of care, biologics for the unmet needs of specific patient populations, and scientific advancements in disease modification.

The Company is building on a 40-year heritage in respiratory disease and AstraZeneca's capability in inhalation technology spans pressurised metered-dose inhalers and dry powder inhalers, as well as the Aerosphere delivery technology. The company also has a growing portfolio of respiratory biologics including Fasenra (anti-eosinophil, anti‒IL 5R alpha), and tezepelumab (anti-TSLP) which has been granted Breakthrough Therapy Designation by the US Food and Drug Administration in patients with severe asthma and is in Phase III trials. AstraZeneca's research aims at addressing underlying disease drivers by focusing on the lung epithelium, lung immunity, lung regeneration and neuronal functions.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharma	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular; metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory; renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1.   Study to Assess Functionality, Reliability, and Performance of a Pre-filled Syringe With Benralizumab Administered at Home (GREGALE). ClinicalTrials.gov. https://clinicaltrials.gov/ct2/show/NCT02417961. Accessed 17 April 2019.
2.   Study to Assess Functionality, Reliability, and Performance of a Single-Use Auto-Injector With Benralizumab Administered at Home (GRECO). ClinicalTrials.gov. https://clinicaltrials.gov/ct2/show/NCT02918071. Accessed 17 April 2019.
3.   Pharmacokinetic Comparability of Benralizumab Using Accessorized Pre-Filled Syringe or Autoinjector in Healthy Volunteers. ClinicalTrials.gov. https://clinicaltrials.gov/ct2/show/NCT02968914. Accessed 17 April 2019.
4.   Chanez P, Humbert M. European respiratory review: Asthma: still a promising future? European Respiratory Review. 2014, 23 (134) 405-407.
5.   The Global Asthma Network. The Global Asthma Report 2018. [Online]. Available at: http://www.globalasthmanetwork.org/publications/Global_Asthma_Report_2018.pdf. Last accessed: September 2018.
6.   Chung KF, Wenzel SE, Brozek JL, et al. International ERS/ATS guidelines on definition, evaluation and treatment of severe asthma. Eur Respir J 2014; 43: 343-73.
7.   Wenzel, Severe Asthma in Adults. Am J Respir Crit Care Med. 2005; 172 VOL 172; 149-160, 2005.
8.   Peters SP, Ferguson G, Deniz Y, et al. Uncontrolled asthma: a review of the prevalence, disease burden and options for treatment. Respir Med. 2006: 100(7):1139-51.
9.   Zhang, JY and Wenzel, SE. Tissue and BAL based biomarkers in asthma. Immunol Allergy Clin North Am. 2007; 27: 623-632 (vi.).
10.  Fernandes AG, Souza-Machado C, Coelho RC et al. Risk factors for death in patients with severe asthma. J Bras Pneumol. 2014; 40(4): 364-372.
11.  Schleich F, Demarche S, Louis R. Biomarkers in the Management of Difficult Asthma. Current Topics in Medicinal Chemistry. 2016;16(14):1561-1573.
12.  Aslan F, Altun E, Paksoy S, Turan G. Could Eosinophilia predict clinical severity in nasal polyps? Multidisciplinary Respiratory Medicine. 2017;12(1).
13.  Leckie MJ, Brinke AT, Khan J, et al. Effects of an interleukin-5 blocking monoclonal antibody on eosinophils, airway hyper-responsiveness, and the late asthmatic response. The Lancet. 2000;356(9248):2144-2148.
14.  Sweeney J, et al. Thorax 2016;71:339-346.
15.  Hyland ME et al. Quality of Life Research. 2016; 24:631-639.
16.  Hyland ME, Whalley B, Jones RC, et al. A qualitative study of the impact of severe asthma and its treatment showing that treatment burden is neglected in existing asthma assessment scales. Quality of Life Research. 2015: 24 (3) 631-619.
17.  Zeiger RS et al. J Allergy Clin Immunol Pract. 2017;5:1050-1060.
18.  World Allergy Organization (WAO). The management of severe asthma: economic analysis of the cost of treatments for severe asthma. Available from: http://www.worldallergy.org/educational_programs/world_allergy_forum/anaheim2005/blaiss.php. Last accessed April 2018.
19.  Kolbeck R, Kozhich A, Koike M, et al. MEDI-563, a humanized anti-IL-5 receptor a mAb with enhanced antibody-dependent cell-mediated cytotoxicity function. J Allergy Clin Immunol. 2010 Jun;125(6):1344-1353.e2.
20.  Pham TH, Damera G, Newbold P, Ranade K. Reductions in eosinophil biomarkers by benralizumab in patients with asthma. Respir Med. 2016; 111:21-29.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 July 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary